Exhibit 1

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, LLC (through the managed accounts)

Purchase of Common Stock	2,000	7.6480	05/07/2026
Purchase of Common Stock	3,000	7.2684	05/20/2026
Sale of Common Stock	(1,500)	7.6200	05/22/2026
Sale of Common Stock	(2,500)	7.6700	05/27/2026
Sale of Common Stock	(4,000)	8.6058	06/01/2026
Purchase of Common Stock	7,000	7.2199	06/17/2026

DAVID L. KANEN

Purchase of Common Stock	8,000	7.6480	05/07/2026
Sale of Common Stock	(10,923)	7.9900	05/28/2026
Sale of Common Stock	(10,000)	8.6058	06/01/2026